UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VNTR Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 Madison Avennue, 7th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Nixon 516-490-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Brachfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VNTR Securities LLC of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eric Louis Brachfeld
Signature

Chief Executive Officer
Title

CERTIFICATE IS ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State/Commonwealth of FLORIDA)

☐ City ☑ County of palm beach)

)

On 02/23/2021 (Date), before me, Eddy Petit-Bois (Notary Name),

the foregoing instrument was subscribed and sworn (or affirmed) before me by:

Eric Louis Brachfeld

Name of Affiant(s)

☐ Personally known to me **-- OR --**

☐ Proved to me on the basis of the oath of ______________ (*Name of Credible Witness*) **-- OR --**

☑ Proved to me on the basis of satisfactory evidence: driver_license (*Type of ID Presented*)

WITNESS my hand and official seal.

EDDY PETIT-BOIS
Notary Public - State of Florida
Commission # HH537
Expires on May 17, 2024

NOTARY PUBLIC STATE OF FLORIDA

Notary Public Signature: Eddy Petit-Bois

Notary Name: Eddy Petit-Bois

Notary Commission Number: HH537

Notary Commission Expires: 05/17/2024

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: OATH OF AFFIRMATION

Document Date: 23rd February 2021

Number of Pages (including notarial certificate): 3

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
VNTR Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **VNTR Securities LLC** (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I- Computation of Net Capital Pursuant to SEC Rule 15c3-1; Schedule II- Computation for Determination of Reserve Requirements Under Rule 15c3-3; and Schedule III- Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 26, 2021

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Assets		
Cash	$	755,185
Placement Fee Receivables- Related Party		16,058
Prepaid Expenses		26,020
Total Assets	$	797,263

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Commissions Payable	$	10,594
Accrued Expenses		17,894
Total Liabilities		28,488
Member's Capital		768,775
Total Liabilities and Member's Capital	$	797,263

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

Revenues	
Placement Fee-Related Party	$ 3,539,537
Selling Agent Fee - Related Party	1,067,791
Selling Agent Fee- Others	2,410,478
Total Revenue	7,017,806
Expenses	
Commission, Compensation and Benefits	2,679,963
Finder's Fees	1,280,610
Professional Fees	126,456
Administrative Fees	73,225
Regulatory Fees	67,619
Occupancy Expenses	65,973
Other Operating Expenses	9,096
Total Operating Expenses	4,302,942
Net Income	$ 2,714,864

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2020

Balance - January 1, 2020	$	628,911
Member's Distribution		(2,575,000)
Net Income		2,714,864
Balance - December 31, 2020	$	768,775

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities	
Net Income	$ 2,714,864
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
(Increase) Decrease in Operating Assets:	
Decrease in Placement Fee Receivable	14,092
Increase in Prepaid Expenses	(9,916)
Increase (Decrease) in Operating Liabilities:	
Decrease in Commissions Payable	(55,606)
Decrease in Accrued Expenses	(12,701)
Decrease in Due to MVH	(200)
Net Cash Provided by Operating Activities	2,650,533
Cash Flows From Financing Activities	
Member's Distributions	(2,575,000)
Net Cash Used by Financing Activities	(2,575,000)
Net Increase in Cash	75,533
Cash - Beginning of Year	679,652
Cash - End of Year	$ 755,185

See Accompanying Notes to Financial Statements.

Note (1) - Nature of business

VNTR Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC") as of December 21, 2016. The Company engages primary in providing brokerage service of private placements and direct purchasing of negotiated private transactions for institutional customers and accredited investors from its New York City office.

Note (2) - Summary of significant accounting policies

(A) Revenue recognition:
The Financial Accounting Standards Board ("FASB") has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606.) The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes placement fee revenue upon completion of private placement transactions as this satisfies the only performance obligation identified in accordance with this standard. Selling agent fees are recognized on the completion of the transaction.

The Company has one customer that represents approximately 12% of the total revenue. The top three customers represent approximately 33% of the total revenue.

(B) Cash:
The Company maintains its cash in a high credit quality financial institution. Balance at times may exceed federally insured limits of $250,000. The Company considers highly liquid instruments with a purchased maturity date of three months or less to be cash equivalents.

(C) Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Note (2) - Summary of significant accounting policies (Continued)

(D) Income taxes:
The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the financial statements.

(E) Concentration of Credit Risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Risks and Uncertainties:
The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

(G) Recently adopted accounting policies:
On January 1, 2020, the Company adopted FASB ASC 326 Financial Instruments – Credit Losses ("ASC 326") which replaces the incurred loss methodology with the current expected credit loss (CECL) methodology.

The Company's policy is to record an estimate of expected credit losses as an allowance for credit losses. As of December 31, 2020, the current receivables from its related party customer included placement fee income.

The Company reviews the Credit Quantity of its customer and determined that no allowance for credit losses was required for December 31, 2020.

As of January 1, 2020, the Company adopted the provision of "Income taxes- Topic 740 – Simplifying the Accounting for Income Taxes."

(H) Subsequent events evaluation:
Management has evaluated subsequent events through the date the financial statements were available to be issued.

Note (3) - Related Party

The Company has an expense sharing agreement with its parent. Administrative fees provided by the parent for the year ended December 31, 2020 aggregated approximately $165,129 and included occupancy, administrative salaries, and other administrative costs of approximately $65,973, $73,225, and $25,931, respectively. The amount due to parent at December 31, 2020 was $0. Additionally, placement fee revenue and accounts receivable and certain selling agent fee revenue are earned from and due from entities related to the Company through common ownership.

Note (4) - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $726,697 which exceeded its requirement of $5,000 by $721,697. The Company had a ratio of aggregate indebtedness to net capital of .039 to 1 at December 31, 2020.

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2020

SCHEDULE I

Members Capital	$	768,775
Non-allowable Assets:		
Placement Fee Receivable		16,058
Prepaid Expenses		26,020
Total Non-Allowable Assets		42,078
Net Capital		726,697
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtness of $28,488		5,000
Excess Net Capital	$	721,697
Ratio of Aggregate Indebtness to Net Capital		.039 to 1
Schedule of Aggregate Indebtedness:		
Accrued Commissions	$	10,594
Accrued Expenses		17,894
Total Aggregrate Indebtedness	$	28,488
Reconciliation with the Company's Computation (included in Part IIA of Form X-17-a-5 as of December 31, 2020):		
Net Capital, as reported in the Company's Part IIA unaudited FOCUS Report	$	726,697
Adjustment affecting net income		-
Net Capital per above	$	726,697

See Report of Independent Registered Public Accounting Firm.

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MAHATAN VENTURE PARTNERS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2020

SCHEDULE II

The Company does not affect transactions for customers as defined in Rule 15c3-3. Therefore, the Company is not required to provide information with respect to that rule.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2020

SCHEDULE III

The Company does not affect transactions for customers as defined in Rule 15c3-3. Therefore, the Company is not required to provide information with respect to that rule.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
VNTR Securities LLC

We have reviewed management's statements, included in the accompanying VNTR Securities LLC Exemption Report Pursuant to Rule 17 C.F.R. § 240.17a-5 of the Securities and Exchange Commission, in which VNTR Securities LLC. (the "Company") (1) stated that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and that the Company is filing an exemption report relying on Footnote 74 of the Securities and Exchange Commission ("SEC") Release 34-70073 adopting amendments to 17 C.F.R . § 240 17a-5, because the Company limits its business activities exclusively to providing brokerage service of private placements and direct purchasing of negotiated private transactions for institutional customers and accredited investors and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of the Exchange Act Rule 15c2-4; (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) and (2) the Company stated that the Company met the identified conditions for reliance on the Footnote 74 provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions set forth in 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions set forth in 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 26, 2021

VNTR Securities LLC
152 Madison Avenue, 7th Floor
New York, NY 10016

EXEMPTION REPORT

We, as members of management of VNTR Securities LLC (the "Company") are responsible for complying with Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(l) and (4). We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.
2. The Company conducted business activities providing brokerage service of private placements and direct purchasing of negotiated private transactions for institutional customers and accredited investors throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

I, Eric Brachfeld, swear (or affirm) that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Eric Brachfeld

Chief Executive Officer

March 26, 2021